PROPERTYCLUB, INC.
Balance Sheet
(Unaudited)

	December 31, 2018
ASSETS	
Cash	$ 17,551
Total current assets	17,551
Total assets	$ 17,551
LIABILITIES AND SHAREHOLDERS' EQUITY	
	$ -
Total current liabilities	-
Commitments and contingencies	-
Common stock, par value $0.0001; 10,000 shares authorized, 83,300 issued and outstanding	8
Paid-in-capital	87,915
Accumulated deficit	(70,372)
Total shareholders' equity	17,551
Total liabilities and shareholders' equity	$ 17,551